                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                   ----------

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                              WAYNE D. BOBERG, ESQ.
                              BRIAN T. BLACK, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 558-5600

                               SEPTEMBER 26, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D

----------------------------------
CUSIP No.    74158J 10 3
----------------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Michael W. Reschke

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          OO, BK, PF, AF

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 418,499
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 8,322,990

                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 418,499

                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 8,322,990

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Reschke individually beneficially owns 418,499 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 102,388 Common Shares held directly by Mr. Reschke and options to acquire 316,111 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of Limited Partner Interests of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), each directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 50.75% equity interest in

PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners, L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 50.75% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the general partner of Primestone.

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /

-----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 418,499 Common Shares, which number includes 102,388 Common Shares held directly by Mr. Reschke and options to acquire 316,311 Common Shares, which, assuming the exercise of the options, constitute approximately 2.7% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 50.75% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone.

--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON - IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No.  74158J 10 3
----------------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Primestone Investment Partners L.P.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
               BK, OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 7,944,893
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 0
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 7,944,893
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,944,893 Common Units of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          The 7,944,893 Common Units directly held by Primestone Investment Partners L.P. represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
-----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON - PN

                                  SCHEDULE 13D

----------------------------------
CUSIP No.  74158J 10 3
----------------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          PG/Primestone, L.L.C.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
               AF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          PG/Primestone, L.L.C., the general partner of Primestone Investment Partners, L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

-----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON - OO

                                  SCHEDULE 13D

----------------------------------
CUSIP No.  74158J 10 3
----------------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          The Prime Group, Inc.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON - CO

          This Amendment No. 1 amends the Statement on Schedule 13D of Michael
W. Reschke, PG/Primestone, L.L.C., Primestone Investment Partners L.P., and The Prime Group, Inc. with respect to the Common Shares of Beneficial Interest, par value $0.01 per share, of Prime Group Realty Trust, a Maryland real estate investment trust.

Item 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). All references in this Schedule 13D to the beneficial ownership of Common Shares in connection with any Reporting Person or any other person assumes exercise of all options and the exchange of all Common Units (as defined below) held or beneficially owned by such Reporting Person or other person for Common Shares. The principal executive offices of the Issuer are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

Item 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), PG/Primestone L.L.C., a Delaware limited liability company ("PG LLC"), and The Prime Group, Inc., an Illinois corporation ("PGI"). The principal business of Primestone is to hold Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership and the entity through which the business and operations of the Issuer are conducted. The principal business of PG LLC is to act as the general partner of Primestone. The principal business of PGI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          Reschke owns an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone. Reschke is the President, Chairman and Chief Executive Officer and a member of the Board of Directors of PGI and the President and a member of the Board of Directors of PGLP, Inc., an Illinois corporation ("PGLPI"). Reschke is also the Chairman of the Board of Trustees of the Issuer, a publicly traded real estate investment trust engaged in the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties, and a member of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers, and Horizon Group Properties, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers. The principal business of PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          The business address of Reschke and the address of the principal business and principal office of Primestone, PG LLC and PGI are: c/o The Prime Group, Inc., 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

          Unless otherwise indicated below, the business address of each person listed below is:

                         c/o The Prime Group, Inc.

                         77 West Wacker Drive
                         Suite 4200
                         Chicago, Illinois 60601

          The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see above)) of PGI:

Name                               Present Principal Occupation or Employment
----                               ------------------------------------------
Robert J. Rudnik (A)               Executive Vice President/General Counsel
                                   and Secretary of PGI; Vice President and
                                   Secretary of PGLPI; Executive Vice
                                   President, General Counsel and Secretary
                                   of Brookdale Living Communities, Inc.

Gary J. Skoien                     Executive Vice President of PGI; Vice
                                   President of PGLPI; Chairman of the Board,
                                   President and Chief Executive Officer of
                                   Horizon Group Properties, Inc.

Mark K. Cynkar                     Senior Vice President/Chief Financial Officer
                                   of PGI; Vice President of PGLPI

Bohdan P. Hirniak                  Vice President/Land Development Division of
                                   PGI

Warren H. John (A)                 Vice President of PGI; Vice President and
                                   Assistant Secretary of PGLPI

Robert E. Lemke                    Vice President/Single Family Housing of PGI

Paul A. Roehri                     Vice President/Director of Accounting of PGI;
                                   Vice President of PGLPI

Glenn D. Reschke                   President and Chief Executive Officer of
c/o Prime Retail, Inc.             Prime Retail, Inc.
100 E. Pratt Street
Baltimore, MD 21202

Edward J. John (A)                 Vice Chairman of PGI; Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL 60004

Phillip E. Waters                  Vice President of PGI

John R. Terrell                    Vice President of PGI

Joseph R. Thompson                 Vice President of PGI

James A. Magnanenzi                Vice President of PGI

----------
(A)  Director of PGI

          All of the executive officers and directors of PGI are citizens of the United States of America.

          During the last five years, none of Reschke, Primestone, PG LLC, PGI, nor any of the executive officers or directors of PGI, which is the

Administrative Member of PG LLC, which is the general partner of Primestone, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Formation Agreement, dated as of November 17,1997 (the "Formation Agreement"), among the Issuer, Prime Group Realty, L.P., a Delaware limited partnership (the "Operating Partnership"), Prime Group Realty Services, Inc., a Maryland corporation, PGI, Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), and Jeffrey A. Patterson, and in connection with the Company's initial public offering of its Common Shares on November 17, 1997, PGI, PGLP and certain of their affiliates contributed to the Operating Partnership (i) their ownership interest in certain property-owning partnerships, (ii) their right to purchase the subordinate mortgage encumbering a certain property from third party lenders, (iii) their rights to acquire certain third parties' ownership interests in certain property-owning partnerships and (iv) substantially all of the assets and liabilities relating to their office and industrial development, leasing and management business. In exchange for this contribution, PGI (and certain of its affiliates) and PGLP received 3,375,000 and 90,000 Common Units from the Operating Partnership, respectively. The Formation Agreement is identified as Exhibit 1 hereto and is incorporated herein by reference. On January 16, 1998, PGLP transferred 37,259 and 5,216 of its Common Units to Warren H. John and Ray R. Grinvalds, respectively. On December 18, 1998, PGLP contributed its remaining 47,525 Common Units to PG-VI.

          Pursuant to the Contribution Agreement, dated as of October 20, 1997 (the "Contribution Agreement"), among PGI, BRE/Primestone Investments L.L.C., a Delaware limited liability company ("BRE/PIM")and BRE/Primestone Investment Management L.L.C., a Delaware limited liability company ("BRE/PIM"), Primestone was formed. PGI contributed to Primestone the 3,375,000 Common Units it received from the Operating Partnership pursuant to the Agreement of Limited Partnership of Primestone, dated as of November 17, 1997, as described above. BRE/PIM and BRE/PI contributed $45 million to Primestone. Pursuant to a Credit Agreement, dated as of November 17, 1997 (the "Prudential Credit Agreement"), between Primestone and Prudential Securities Credit Corporation ("PSCC"), Primestone borrowed $40.0 million and used such $40.0 million and the $45.0 million contributed to it by BRE/PIM and BRE/PI to purchase an aggregate of 4,569,893 Common Units from the Operating Partnership. On December 30, 1997, PSCC assigned all of its rights, obligations and interests in the Prudential Credit Agreement to P-B Finance Ltd.

          Pursuant to the Redemption Agreement and General Release dated September 26, 2000 by and among Primestone, PGI, BRE/PI and BRE/PIM, Primestone redeemed all interests of BRE/PI and BRE/PIM in Primestone (the "Blackstone Redemption"). Primestone entered into a Loan Agreement (the "Vornado Loan Agreement"), dated as of September 26, 2000, with Vornado PS, L.L.C. ("Vornado")and the other parties thereto, pursuant to which Primestone borrowed $62,000,000 to fund the Blackstone Redemption. The Vornado Loan

Agreement is identified as Exhibit 50 hereto and is incorporated herein by reference. In connection with the Blackstone Redemption, the Prudential Credit Agreement was amended and restated by that certain Amended and Restated Credit Agreement, dated as of September 26, 2000, between P-B Finance Ltd. ("PBF"), Primestone and the other parties thereto (the "Amended and Restated Prudential Credit Agreement"). The Amended and Restated Prudential Credit Agreement is identified as Exhibit 2 hereto and is incorporated herein by reference.

          In addition, in various purchases during the period from May 15, 1998 to December 31, 1998, Reschke acquired an aggregate of 95,000 Common Shares on the open market at an aggregate price of $1,690,835.05. Reschke also received from the Issuer a grant of (i) 1,388 Common Shares which vested on January 15, 1999, (ii) 1,387 Common Shares which vested on January 15, 2000, (iii) 6,634 Common Shares (3,318 of which vested on January 15, 2000 and 3,316 of which will vest on January 15, 2001), (iv) 5,179 Common Shares (1,254.75 of which are vested and 3,884.25 of which will vest in three equal annual installments beginning on January 15, 2001), (v) an option to purchase 175,000 Common Shares, at an exercise price of $20.00 per share (116,666.67 of which are vested and 58,333.33 of which will vest on November 17, 2000),
(vi) an option to purchase 48,611 Common Shares at an exercise price of $14.00 per share, (vii) an option to purchase 35,000 Common Shares at an exercise price of $14.00 per Common Share (17,500 of which are vested and 17,500 of which will vest in two equal annual installments beginning on January 15, 2001), (viii) an option to purchase 62,500 Common Shares at an exercise price of $13.188 per Common Share, and (ix) an option to purchase 50,000 Common Shares at an exercise price of $13.188 per Common Share (12,500 of which are vested and 37,500 of which will vest in three equal annual installments beginning on January 15, 2001), in each case pursuant to the Issuer's Share Incentive Plan.

          PG-VI acquired 47,525 Common Units from PGLP as described above. On February 8, 1999, PG-VI acquired 256,572 Common Units from H Group, LLC for an aggregate price of $3,848,580 with funds obtained from the sale of other securities it had held. On July 11, 2000 the 256,572 Common Units were exchanged for Common Shares. Finally, in various purchases in December 1998, PGLP acquired 74,000 Common Shares for an aggregate price of $1,065,775 using funds available in its margin account with its broker. The customer agreement between PGLP and the clearing agent for its broker, dated as of December 21, 1994, pursuant to which these 74,000 Common Shares were acquired, (the "Margin Account Agreement") is identified as Exhibit 52 hereto and is incorporated herein by reference.

Item 4.   PURPOSE OF TRANSACTION.

          Primestone acquired the Common Units for investment purposes and to facilitate the formation of the Issuer. Reschke acquired his Common Shares for investment purposes. PGI acquired the Common Units it contributed to Primestone for investment purposes and to facilitate the formation of the Issuer. PG LLC has not directly acquired any securities of the Issuer or the Operating Partnership.

          Reschke and PGI may acquire, directly or indirectly, additional securities of the Issuer on the open market from time to time for investment purposes. Except as stated in the previous sentence, neither Reschke, Primestone, PG LLC nor PGI has any current plans or proposals which relate to or would result in the types of transactions set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Reschke directly beneficially owns 418,499 Common Shares, which number includes 102,388 Common Shares and options to acquire 316,311 Common Shares which, assuming the exercise of the options, constitute approximately 2.7% of the outstanding Common Shares. By virtue of (i) his ownership of an approximate 50.75% equity interest in PGLPI (the managing general partner of PG-VI), (ii) his capacity as managing general partner of PGLP and (iii) his ownership of an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone, Reschke may be deemed to share beneficial ownership of the 256,572 Common Shares and the 47,525 Common Units directly held by PG-VI, the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares and including PGLP's 74,000 Common Shares, would constitute approximately 34.8% of the total outstanding Common Shares.

          Primestone directly holds 7,944,893 Common Units which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares.

          Neither PG LLC nor PGI directly holds any Common Shares. By virtue of its position as the general partner of Primestone, PG LLC may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares as of the date hereof. By virtue of its position as the Administrative Member of PG LLC, PGI may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (or 33.6% of the outstanding Common Shares as of the date hereof) that PG LLC may be deemed to beneficially own.

          (b) Reschke has the sole power to direct the vote and disposition of 418,499 Common Shares directly beneficially owned by Reschke, assuming exercise of his options. Primestone has the sole power to direct the vote and disposition of the 7,944,893 Common Units directly held by Primestone. Neither PG LLC nor PGI has the sole power to direct the vote and disposition of any Common Shares or Common Units.

          By virtue of his (i) ownership of an approximate 50.75% equity interest in PGLPI (the managing general partner of PG-VI), (ii) capacity as managing general partner of PGLP and (iii) ownership of an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone, Reschke may be deemed to share the power to direct the vote and disposition of the 304,097 Common Shares beneficially owned by PG-VI (assuming exchange of PG-VI's Common Units for Common Shares), the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Shares beneficially owned by Primestone (assuming the exchange of Primestone's Common Units for Common Shares).

          By virtue of its position as general partner of Primestone, PG LLC may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares beneficially owned by Primestone (assuming exchange of Primestone's Common Units for Common Shares.)

          By virtue of its position as Administrative Member of PG LLC, PGI may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that PG LLC may be deemed to beneficially own.

          (c) Neither Reschke, Primestone, PG LLC, PGI, nor, to the best of their knowledge, any of the executive officers or directors of PGI, has effected any transaction in securities of the Company during the past 60 days.

          (d) Other than (i) LaSalle Bank National Association, a national banking association ("LaSalle"), pursuant to the terms and conditions of a Pledge Agreement, dated as of August 22, 2000 (as amended, the "LaSalle Pledge Agreement"), by and between PG-VI and LaSalle, pursuant to which PG-VI has pledged to LaSalle its 256,572 Common Shares and its 47,525 Common Units,
(ii) P-B Finance Ltd. ("PBF"), pursuant to the terms and conditions of an Amended and Restated Pledge and Security Agreement, dated as of September 26, 2000 (the "PBF Security Agreement"), between PBF and Primestone, pursuant to which Primestone has pledged to PBF all of its 7,944,893 Common Units, (iii) Vornado PS, L.L.C. ("Vornado"), pursuant to the terms and conditions of a Pledge and Security Agreement, dated as of September 26, 2000 (the "Vornado Security Agreement"), between Vornado and Primestone, pursuant to which Primestone has pledged to Vornado all of its 7,944,893 Common Units, subject to the rights of PBF therein, and (iv) the clearing agent for PGLP's broker pursuant to the terms and conditions of the Margin Account Agreement, pursuant to which the clearing agent has a security interest in PGLP's 74,000 Common Shares, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer (or securities exchangeable for securities of the Issuer) held by Reschke, PGI, PG LLC or Primestone, except for Reschke, PGI, PG LLC or Primestone.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the terms and conditions of the Registration Rights Agreement, dated as of November 17, 1997 (the "Registration Rights Agreement"), by and among the Company, Edward S. Hadesman Trust dated May 22, 1992, Grandville/Northwestern Management Corporation, an Illinois corporation, Carolyn
B. Hadesman Trust dated May 21, 1992, Lisa Hadesman 1991 Trust, Cynthia Hadesman 1991 Trust, Tucker B. Magid, Frances S. Shubert, Grandville Road Property, Inc., an Illinois corporation, Sky Harbor Associates, an Illinois limited partnership, Primestone, PGLP and Jeffrey Patterson (collectively, the "Investors"), the Company granted demand and incidental registration rights to the Investors for the registration under the Securities Act of 1933, as amended, of Common Shares issuable upon exchange of the Common Units owned by the Investors. Accordingly, the resale of such Common Shares has been registered by the Company pursuant to an effective Registration Statement (Registration No. 333-64973).

          On January 16, 1998, PGLP transferred 37,259 and 5,216 of its Common Units to Warren H. John and Ray R. Grinvalds, respectively. Pursuant to the Assignment and Assumption Agreement, dated as of December 18, 1998 (the "Assignment and Assumption Agreement"), between PGLP and PG-VI, PGLP assigned its remaining 47,525 Common Units to PG-VI. Pursuant to the Registration Rights Agreement, dated as of December 15, 1997, between the Issuer, Prime Group Realty, L.P. and H Group L.L.C., the Issuer granted to H Group L.L.C. certain demand registration rights. Pursuant to the Assignment Agreement, dated as of February 8, 1999 (the "Assignment Agreement"), between PG-VI and H Group L.L.C., a Delaware limited liability company, PG-VI purchased 256,572 Common Units, with their corresponding registration rights, from H Group L.L.C. for an aggregate purchase price of $3,848,580. The 256,572 Common Units were exchanged for Common Shares on July 11, 2000. In connection with the Loan Agreement, dated as of August 22, 2000 (the "LaSalle Loan Agreement"), between PG-VI and LaSalle, PG-VI pledged its 256,572 Common Shares and its 47,525 Common Units to LaSalle, pursuant to the terms of the Pledge Agreement, dated as of August 22, 2000 (as amended, the "LaSalle Pledge Agreement"), between PG-VI and LaSalle, in order to secure its obligations under the LaSalle Loan Agreement.

          The Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P., dated as of November 17, 1997 (as amended, the "Partnership Agreement"), among the Issuer, the Nardi Group, L.L.C., a Delaware limited liability company, and the Limited Partners, as defined therein, sets forth the exchange rights applicable to the Common Units issued in connection with the formation and initial public offering of the Issuer and contains certain customary restrictions on transfer applicable to holders of the Common Units.

          The Amended and Restated Agreement of Limited Partnership of Primestone Investment Partners L.P., dated as of September 26, 2000 (the "Primestone Agreement"), between PG/Primestone, L.L.C., a Delaware limited liability company, and The Prime Group, Inc., an Illinois corporation ("PGI"), sets forth the ability of PG/Primestone, L.L.C., as the general partner of Primestone, to control the Common Units directly owned by Primestone. Mr. Reschke has the ability to control PG/Primestone, L.L.C. by virtue of his controlling interest in PGI, the Administrative Member of PG/Primestone, L.L.C.

          Primestone entered into the Vornado Loan Agreement, dated as of September 26, 2000, with Vornado and the other parties thereto, pursuant to which Primestone borrowed $62,000,000 to fund the Blackstone Redemption. In connection with the Blackstone Redemption, the Prudential Credit Agreement was amended and restated by the Amended and Restated Prudential Credit Agreement, dated as of September 26, 2000, between PBF, Primestone and the other parties thereto.

          Pursuant to the PBF Security Agreement, Primestone pledged its Common Units to PBF in order to secure its obligations under the Amended and Restated Prudential Credit Agreement. Pursuant to the Vornado Security Agreement, Primestone pledged its Common Units to Vornado, subject to the rights of PBF therein, in order to secure its obligations under the Vornado Loan Agreement. Pursuant to the Margin Account Agreement, the clearing agent for PGRT's broker has a security interest in PGRT's 74,000 Common Shares which were acquired pursuant to the Margin Account Agreement.

          Each of the Formation Agreement, the Registration Rights Agreement, the Assignment and Assumption Agreement, the Partnership Agreement, as amended, and a Joint Filing Statement are identified as Exhibits 1, 3, 5, 7-46, and 49 respectively, and incorporated herein by reference. The Amended and Restated Prudential Credit Agreement, the LaSalle Loan Agreement, the LaSalle Pledge Agreement, the Primestone Agreement , the PBF Security Agreement, the Vornado Loan Agreement, the Vornado Security Agreement, and the Margin Account Agreement are attached hereto as Exhibits 2, 4, 6, 47, 48, 50, 51, and 52, respectively, and incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
Exhibit 1                          Formation Agreement, dated as of November 17,
                                   1997, among the Issuer, Prime Group Realty,
                                   L.P., a Delaware limited partnership, Prime
                                   Group Realty Services, Inc., a Maryland
                                   corporation, PGI, PGLP, and Jeffrey A.
                                   Patterson, as filed as an exhibit to the
                                   Company's Annual Report on Form 10-K (No.
                                   1-13589) for the year ended December 31, 1997
                                   and incorporated by reference herein

Exhibit 2 Amended and Restated Credit Agreement, dated as of September 26, 2000, between Primestone,
                                   P-B Finance Ltd. and the other parties
                                   thereto

Exhibit 3                          Registration Rights Agreement, dated as of
                                   November 17, 1997, among the Issuer, Edward
                                   S. Hadesman Trust Dated May 22, 1992,
                                   Grandville/Northwestern Management
                                   Corporation, an Illinois corporation, Carolyn
                                   B. Hadesman Trust Dated May 22, 1992, Lisa
                                   Hadesman 1991 Trust, Cynthia Hadesman 1991
                                   Trust, Tucker B. Magid, Frances S. Shubert,
                                   Grandville Road Property, Inc., an Illinois corporation, Sky Harbor Associates, an
                                   Illinois limited partnership, Primestone,
                                   PGLP and Jeffrey A. Patterson, as filed as an exhibit to the Company's Annual Report on Form 10-K (No. 1-13589) for the year ended
                                   December 31, 1997 and incorporated herein by reference

Exhibit 4 Loan Agreement, dated as of August 22, 2000, between LaSalle Bank National Association and
                                   Prime Group VI, L.P.

Exhibit 5 Assignment and Assumption Agreement, dated as of December 18, 1998, between Prime Group
                                   Limited Partnership and Prime Group VI, L.P., as filed as an exhibit to the Schedule 13D filed on March 8, 2000 by Michael W. Reschke,
                                   PG/Primestone, L.L.C., Primestone Investment
                                   Partners L.P., and The Prime Group, Inc.

Exhibit 6                          Pledge Agreement, dated as of August 22,
                                   2000, between LaSalle Bank National
                                   Association and Prime Group VI, L.P.

Exhibit 7                          Amended and Restated Agreement of Limited
                                   Partnership of Prime Group Realty, L.P., dated as of November 17, 1997, between the Issuer, the Nardi Group, L.L.C., a Delaware limited liability company, and the Limited
                                   Partners (as defined therein), as filed as an exhibit to the Issuer's Annual Report on Form
                                   10-K (No. 1-13589) for the year ended
                                   December 31, 1997 and incorporated herein by reference

Exhibit 8                          Amendment No. 1 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of December 15,
                                   1998, as filed as an exhibit


                                       16

                                   to Amendment No. 1 to the Issuer's
                                   Registration Statement on Form S-11 (No.
                                   333-51599) and incorporated herein by
                                   reference

Exhibit 9                          Amendment No. 2 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of December 15,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 10                         Amendment No. 3 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of January 15,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 11                         Amendment No. 4 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of February 13,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 12                         Amendment No. 5 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of March 13,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 13                         Amendment No. 6 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of March 25,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 14                         Amendment No. 7 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of April 15,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 15                         Amendment No. 8 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of May 15, 1998, as filed as an exhibit to Amendment No. 2 to the Issuer's Registration Statement on Form
                                   S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 16                         Amendment No. 9 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of June 5, 1998, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)


                                       17

                                   for the quarterly period ended June 30, 1998 and incorporated herein by reference

Exhibit 17                         Amendment No. 10 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of June 15,
                                   1998, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended June 30, 1998 and incorporated herein by reference

Exhibit 18                         Amendment No. 11 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of July 15,
                                   1998, as filed as an exhibit to
                                   Post-Effective Amendment No. 1 to the
                                   Issuer's Registration Statement on Form S-11
                                   (No. 333-51935) and incorporated herein by reference

Exhibit 19                         Amendment No. 12 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of August 14,
                                   1998, as filed as an exhibit to
                                   Post-Effective Amendment No. 1 to the
                                   Issuer's Registration Statement on Form S-11
                                   (No. 333-51935) and incorporated herein by reference

Exhibit 20                         Amendment No. 13 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of September 15,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to Post-Effective Amendment No. 1 to the
                                   Issuer's Registration Statement on Form S-11
                                   (No. 333-51935) and incorporated herein by reference

Exhibit 21                         Amendment No. 14 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of October 15,
                                   1998, as filed as an exhibit to Amendment No.
                                   2 to the Issuer's Registration Statement on
                                   Form S-3 (No. 333-64973) and incorporated herein by reference

Exhibit 22                         Amendment No. 15 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of November 16,
                                   1998, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-3 (No. 333-64973) and incorporated herein by reference

Exhibit 23                         Amendment No. 16 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of December 15,
                                   1998, as filed as an exhibit to
                                   Post-Effective Amendment No. 3 to the
                                   Issuer's Registration Statement on Form S-3
                                   (Registration No. 333-51935) and incorporated herein by reference

Exhibit 24                         Amendment No. 17 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of January 15,
                                   1999, as filed


                                       18

                                   as an exhibit to the Issuer's Quarterly
                                   Report on Form 10-Q (No. 1-13589) for the quarterly period ended March 31, 1999, and incorporated herein by reference

Exhibit 25                         Amendment No. 18 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of February 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended March 31, 1999 and incorporated herein by reference

Exhibit 26                         Amendment No. 19 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of March 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended March 31, 1999 and incorporated herein by reference

Exhibit 27                         Amendment No. 21 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of April 15,
                                   1999, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-3 (No. 333-70369) and incorporated herein by reference

Exhibit 28                         Amendment No. 22 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of April 22,
                                   1999, as filed as an exhibit to Amendment No.
                                   1 to the Issuer's Registration Statement on
                                   Form S-3 (No. 333-70369) and incorporated herein by reference

Exhibit 29                         Amendment No. 23 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of May 15, 1999, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form
                                   S-3 (No. 333-70369) and incorporated herein by reference

Exhibit 30                         Amendment No. 24 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of June 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended June 30, 1999 and incorporated herein by reference

Exhibit 31                         Amendment No. 25 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of July 14,
                                   1999, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference


                                       19

Exhibit 32                         Amendment No. 26 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of July 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference

Exhibit 33                         Amendment No. 27 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of August 16,
                                   1999, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference

Exhibit 34                         Amendment No. 28 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of September 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference

Exhibit 35                         Amendment No. 29 to the Amended and Restated
                                   Agreement of Limited Partnership, of Prime
                                   Group Realty, L.P., dated as of October 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Annual Report on Form 10-K (No. 1-13589) for the year ended December 31, 1999 and incorporated herein by reference.

Exhibit 36                         Amendment No. 30 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of November 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Annual Report on Form 10-K (No. 1-13589) for the year ended December 31, 1999 and incorporated herein by reference.

Exhibit 37                         Amendment No. 31 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of December 15,
                                   1999, as filed as an exhibit to the Issuer's
                                   Annual Report on Form 10-K (No. 1-13589) for the year ended December 31, 1999 and incorporated herein by reference.

Exhibit 38                         Amendment No. 32 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of December 30,
                                   1999, as filed as an exhibit to the Issuer's
                                   Annual Report on Form 10-K (No. 1-13589) for the year ended December 31, 1999 and incorporated herein by reference.

Exhibit 39                         Amendment No. 33 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of January 15,
                                   2000, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period


                                       20

                                   ended March 31, 2000 and incorporated herein by reference.

Exhibit 40                         Amendment No. 34 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P., dated as of February 15,
                                   2000, as filed an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended March 31, 2000 and incorporated herein by reference.

Exhibit 41                         Amendment No. 35 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P. dated as of March 15,
                                   2000, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended March 31, 2000 and incorporated herein by reference.

Exhibit 42                         Amendment No. 36 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P. dated as of March 15,
                                   2000, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended March 31, 2000 and incorporated herein by reference.

Exhibit 43                         Amendment No. 37 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P. dated as of March 24,
                                   2000, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended March 31, 2000 and incorporated herein by reference.

Exhibit 44                         Amendment No. 38 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P. dated as of April 17,
                                   2000, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended June 30, 2000 and incorporated herein by reference.

Exhibit 45                         Amendment No. 39 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P. dated as of May 15, 2000, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No. 1-13589)
                                   for the quarterly period ended June 30, 2000 and incorporated herein by reference.

Exhibit 46                         Amendment No. 40 to the Amended and Restated
                                   Agreement of Limited Partnership of Prime
                                   Group Realty, L.P. dated as of June 15, 2000, as filed as an exhibit to the Issuer's
                                   Quarterly Report on Form 10-Q (No.1-13589)
                                   for the quarterly period ended June 30, 2000 and incorporated herein by reference.

Exhibit 47                         Amended and Restated Agreement of Limited
                                   Partnership of Primestone Investment Partners
                                   L.P., dated as of September 26, 2000, between PG/Primestone, L.L.C., a Delaware limited liability company and The Prime Group, Inc., and Illinois corporation


                                       21

Exhibit 48                         Amended and Restated Pledge and Security
                                   Agreement, dated as of November 17, 1997, between Primestone Investment Partners L.P.
                                   and P-B Finance Ltd.

Exhibit 49 Joint Filing Statement, dated March 8, 2000, by each of Michael W. Reschke, The Prime
                                   Group, Inc., PG/Primestone, L.L.C. and
                                   Primestone Investment Partners, L.P., as filed as an exhibit to the Schedule 13D filed on March 8, 2000 by Michael W. Reschke,
                                   PG/Primestone, L.L.C., Primestone Investment
                                   Partners L.P., and The Prime Group, Inc.

Exhibit 50                         Loan Agreement, dated as of September 26,
                                   2000, between Vornado PS, L.L.C., Primestone
                                   Investment Partners L.P. and the other
                                   parties thereto

Exhibit 51                         Pledge and Security Agreement, dated as of
                                   September 26, 2000, between Vornado PS,
                                   L.L.C. and Primestone Investment Partners
                                   L.P.

Exhibit 52                         Customer Agreement, dated as of December
                                   21, 1994, between Prime Group Limited
                                   Partnership and Bear, Stearns Securities
                                   Corp.

                                   Information with respect to each of the
                                   Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule 13d-4 under the Exchange Act of 1934, as amended
                                   (the "Exchange Act"), each of the Reporting
                                   Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                        /s/ Michael W. Reschke
                                        ----------------------------------------
                                        Michael W. Reschke


                                        Dated: October 23, 2000

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIMESTONE INVESTMENT PARTNERS L.P.

                                        By:       PG/Primestone, L.L.C.,
                                                  its general partner

                                        By:       The Prime Group, Inc.,
                                                  its Administrative Member

                                        By:       /s/ Michael W. Reschke
                                        ----------------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President

                                        Dated: October 23, 2000

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PG/PRIMESTONE, L.L.C.

                                        By:       The Prime Group, Inc.,
                                                  its Administrative Member

                                        By:       /s/ Michael W. Reschke
                                                  ------------------------------
                                                  Name: Michael W. Reschke
                                                  Title: President

                                        Dated: October 23, 2000

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        THE PRIME GROUP, INC.


                                        By:       /s/ Michael W. Reschke
                                                  ------------------------------
                                                  Name: Michael W. Reschke
                                                  Title: President

                                        Dated: October 23, 2000